Atna Cuts 147.5 feet Grading 0.970 oz/ton Gold at Pinson

Vancouver, B.C. (November 28, 2005). Atna Resources Ltd. (ATN:TSX) is pleased to announce that the first drill intersection from an underground hole drilled in the Ogee zone suggests potential for a significant new discovery. Assay intervals are reported as follows:

OGEE ZONE
Underground Core Results

Drill Hole	Depth (ft)	From (feet)	To (ft)	Length - ft (m)	Au opt (g/t)
UGOG-004	282.0	109.5	257.0	147.5 (44.97)	0.970(33.5)
(including)		127.0	181.6	54.6(16.6)	1.297(45.2)
(including)		204.2	241.5	37.3(11.3)	1.323(45.4)

The mid-point of this intercept is located 145 feet north and 175 feet below the previously released adit level channel samples that averaged 34 feet grading 0.692 oz/ton Au (August 17, 2005). The drill intersection is believed to intersect the zone obliquely. It is significantly broader than expected but there is insufficient information to estimate the true thickness with any confidence. Current geologic interpretation indicates that the zone may be wider at this level than the width of the Ogee zone exposed in the main adit level. Three other holes have been completed in the Ogee zone and assays remain pending. Drilling is continuing with one machine from a tunnel that will enable drilling the zone over 450 feet of strike and up and down dip. Further assays will be reported within the next several weeks.

Atna has taken steps to improve drilling productivity on the Range Front zone where past progress has been unusually slow due to lack of drills, crews and difficult drilling conditions. Two surface core rigs and one reverse circulation rotary drill are operating on a 24-hour basis to define the upper zone of the resource. Assay results to date continue to support the initial mineral resource estimate and to define the margins of the higher-grade mineralization.

RANGE FRONT ZONE
Surface Core-tail Results

Drill Hole	Depth (ft)	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t
APRF-232	732.3	710.9	713.5	2.6 (0.8)	0.143 (4.9)
APRF-237	975.0	605.0	615.0	15.0 (4.6)	0.304 (10.4)
(and)		695.0	726.0	31.0 (9.5)	0.111 (3.8)
APRF-238	815.0	716.5	717.7	1.2 (0.4)	0.524 (17.97)
APRF-239	957.0	698.0	725.0	27.0 (8.2)	0.738 (25.3)
APRF-246	672.0	581.3	592.0	9.7 (3.0)	0.141 (4.8)
APRF-248	745.0	600.0	609.0	9.0 (2.7)	0.401 (13.7)
APRF-252	739.0	686.0	692.4	6.4 (1.9)	0.519 (17.8)
APRF-256	750.0	645.0	655.0	10.0 (3.1)	0.563 (19.3)

Only one underground hole (UGRF - 002) successfully intersected the Range Front. Two other holes cut hanging wall mineralization. All are reported as follows:

Range Front-Underground Core Results

Drill Hole	Depth (ft)	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t
UGRF-001	159.0	20.0	26.2	6.2 (1.9)	0.352 (12.1)
UGRF-002	373.0	83.4	90.0	6.6 (2.0)	0.140 (4.8)
UGRF-003	424.0	245.0	246.0	1.0 (0.3)	0.981 (33.6)

The Ogee mineralization is an entirely new zone, which is not included in the resource estimate reported and filed on SEDAR with a supporting 43-101 report on March 24, 2005. The reported resource includes measured and indicated resources of 519,000 ounces of gold plus an inferred resource of 1,332,000 ounces of gold at a 0.15 oz/t cutoff grade. This resource estimate is open along strike and down dip and is further enhanced by the Ogee potential and several other promising targets on the property. David Watkins, President and CEO, said “this Ogee hole is one of the most exciting holes I have seen. It certainly indicates outstanding potential to increase the size and grade of the Pinson deposit. Our project team is doing an excellent job.”

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Atna expects the underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and provide the basis to prepare a prefeasibility study for Pinson Mining by the end of this year.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com